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Chad E. Fickett Assistant

General Counsel

and Assistant Secretary

720 East Wisconsin Avenue Milwaukee, WI 53202-4797 414

665 1209 office chadfickett@northwesternmutual.com

VIA EDGAR and Electronic Mail

April 10, 2020

Mr. David L. Orlic

Senior Counsel, Division of Investment

Management U.S. Securities and Exchange

Commission 100 F Street, N.E.

Washington, D.C. 20549

Re:	Northwestern Mutual Variable Life Account II
Custom Variable Universal Life (CVUL) File Nos. 333-136124; 811-21933
Executive Variable Universal Life (EVUL) File Nos. 333-136305; 811-21933
Survivorship Variable Universal Life (SVUL) File Nos. 333-13608; 811-21933
EDGAR CIK 0001359314; and
Northwestern Mutual Variable Life Account
Variable Executive Life (VEL) File Nos. 333-36865; 811-03989
Variable Joint Life (VJL) File Nos. 333-59103; 811-03989
EDGAR CIK 0000742277

Dear Mr. Orlic:

I am submitting this letter on behalf of the Company and its Registrants, to transmit to you Post-Effective Amendments (each an "Amendment" or the "Amendments") to the Registration Statements and Registrant's response to the Commission Staff's comments on the above-referenced Registration Statements, as discussed on March 31, 2020. Unless otherwise obvious from the context, all applicable responses in this supplemental letter that will

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accompany the marked Amendment filings are marked to show proposed changes in response to your comments.

In addition, Registrant has made certain other changes to disclosure in the Registration Statements to include any missing information as well as to make routine and other clarifying changes as appropriate.

The following is a summary of the Staff's comments and our proposed responses.

GENERAL

Comment

1.Unless otherwise noted, comments in this letter are keyed to the registration statement with File No. 333-136124. Please make corresponding changes to the other registration statements submitted with your filing, as applicable.

Response:

Unless otherwise noted, the Company confirms that our responses to your comments, including any changes in response to these comments, apply and are made to each registration statement to the extent applicable and appropriate.

Comment

2.Please confirm Registrant will provide the newly required hyperlinks for any exhibits to the registration statements, including for exhibits that may be incorporated by reference.

Response:

Registrant confirms that the registration statements will contain the required hyperlinks.

Comment

3.Please confirm all material state variations are disclosed in the prospectus. Response:

Registrant confirms all material state variations are disclosed in the prospectus.

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FEE TABLES

Comment

4.For those fees or charges in which are not either issued in the states of California, New York or Texas or issued in those states prior to March 1, consider restating the second category of owners in the affirmative.

Response:

In response, the Company has revised applicable disclosure as follows:

If no (i.e., your Policy was issued in California, New York, or Texas with a Policy Anniversary before March 1st), then your current charge is:

EXCHANGE FOR A FIXED BENEFIT POLICY

Comment

5.With respect to the changes you made to this section, we note that you generally cannot change contractual terms or rights. Please explain the basis for the change and consider revising disclosure if appropriate to make your authority for this change clearer.

Response:

In response, the Company notes that unlike the second paragraph of this section, the first paragraph represents "Company practice" and is an "accommodation" (subject to Policy terms and state law) and the changes are meant to clarify existing disclosure. The changes reflect possible variability as to elements of the new contract after the change and do not represent a change to the right to exchange as disclosed. Furthermore, we are unaware of any contractual or other obligation governing the precise terms of any such new fixed benefit policy.

DEATH BENEFIT – LIFE INSURANCE BENEFIT

Comment:

6.Please disclose when these benefits will be paid. If there will be a delay, please disclose where assets will be held during the delay.

Response:

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The Company notes that there is standard disclosure in its Issuance, Transfer and Redemption (ITR) memorandum regarding the deferral of policy benefits substantially as follows:

Northwestern Mutual will ordinarily pay Policy Benefits within seven days after all required documents are received at its Home Office. However, we may defer determination and payment of benefits if:

•the NYSE is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or

•the SEC permits, by an order, the postponement of any payment for the protection of a Policy Owner;

•the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable; or

•under SEC rules, the Government Money Market Portfolio suspends payments of redemption proceeds in connection with a liquidation of the Portfolio, we will delay the Portfolio's portion of the payment of any transfer, partial surrender, or surrender, death benefit until the Portfolio is liquidated.

In the interest of clarity and to responsive to the Staff's comments, however, the Registrant intends to add the following summary as a new last paragraph in the "Death Benefit – Life Insurance Benefit" section:

The Company will usually mail the proceeds of your Life Insurance Benefit within seven days after we receive all satisfactory proof of death at our Home Office. However, we may postpone payment after proof of death whenever the NYSE is closed or restricted (other than on customary weekend and holidays) or if the SEC permits such a delay by rule, order or declaration. During any such postponement, proceeds will be held in our General account and are subject to the claims of our creditors.

OTHER POLICY TRANSACTIONS – ALLOCATION MODELS

Comment:

7.Please confirm that available models are "static." Response:

The Company confirms that the models disclosed in the prospectus are static. While, as the prospectus notes, models available to new purchasers may change from time to time, Owners are not reallocated to new model allocations unless specifically requested and there is disclosure regarding the ability of Owners to only select among currently available models. In

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addition, in response to recent Staff comments regarding this disclosure in a separate registration statement filing last year (see Variable Universal Life Plus, Post-Effective Amendment No. 1 to Form N-6, filed on August 30, 2019, File No. 333-230143; CIK No. 0001359314), Registrant revised existing disclosure regarding currently available models, as well as added additional disclosure as to how more information may be obtained and that Owners must make affirmative elections to change models.

Comment:

8.Please delete the reference to "closure" in the third sentence of the second-to-last paragraph of that section.

Response:

In response to the Staff's comment, Registrant has deleted the reference.

CHARGES AND DEDUCTIONS – MONTHLY POLICY CHARGES AND SERVICE CHARGE

Comment:

9.With respect to disclosure regarding ""factors including but not limited to the Insured's Issue Age and underwriting classification"" for the Monthly Deferred Sales Charge, please either disclose the additional factors or delete the reference.

Response:

In response to the Staff's comment, Registrant has revised applicable disclosure to read, ""and is based on ~~factors including but not limited to~~ the Insured's Issue Age and underwriting classification on the Date of Issue.

VOTING RIGHTS

Comment:

10.Please disclose any circumstances under which the Company can override an Owner's voting instructions (e.g., as allowed pursuant to rule 6e-3(T)(b)(15)(A)(iii) and the Company's mixed and shared funding order). See Item 4(e) of Form N-6.

Response:

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In response, Registrant has added the following as a second paragraph in the Voting Rights section:

We may, if required by state insurance regulations, disregard voting instructions which would require shares to be voted for a change in the sub-classification or investment objectives of a Portfolio, or to approve or disapprove an investment advisory agreement for a Portfolio. We may also disregard voting instructions that would require changes in the investment policy or investment adviser for a Portfolio, provided that we reasonably determine to take this action in accordance with applicable federal law. If we disregard voting instructions we will include a summary of the action and reasons therefore in the next annual report to Policy Owners.

TAX CONSIDERATIONS – POLICY SPLIT RIGHT

Comment:

11.Please explain the basis for deleting this section. Response:

In response to the Staff's comment, the Registrant notes that the disclosure currently indicates it is only applicable if "your Policy is a survivorship life Policy," and should have only been deleted for Policies that are not "survivorship life policies" (e.g., CVUL), and not deleted for the small number of these types of polices that exist but which we no longer issue (i.e., Survivorship Variable Universal Life, File No. 333-13608 and Variable Joint Life, File No. 333-59103). Thus, this deletion has been reversed in the registration statements for these policies.

Please note that to our knowledge we are unaware of any owner requesting to exercise this right and that the right itself as disclosed is conditional on a number of factors and subject to time constraints, such that it may currently or in the future no longer be applicable to any Policy Owner. Therefore, we may consider deleting this disclosure as inapplicable by its terms in the future.

EXECUTIVE VARIABLE UNIVERSAL LIFE

FEE TABLES

Comment

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12.In footnote #6 to the Periodic Charges table, please disclose what the charges would be if the policy was issued without the Surrender of Policy Endorsement.

Response:

In response, the Registrant has revised the footnote in its entirety to read:

The current Monthly Mortality and Expense Risk Charge may be lower if the Policy was issued without the Surrender of Policy Endorsement. The vast majority of Policies were issued with the Surrender of Policy Endorsement. For Policies issued without the Surrender of Policy Endorsement that were issued in a state other than CA, NY, and TX or were issued in CA, NY, and TX with a policy anniversary after March 1st, the current Monthly Mortality and Expense Risk Charge, prior to your 2020 Policy Anniversary, is 0.00% (0.00% monthly rate) for Policy Years 1-10 and 0.00% (0.00% monthly rate) for Policy Years 11+. On or after your 2020 Policy Anniversary your current charge is 0.22% (0.01833% monthly rate) for Policy Years 1-10 and 0.12% (0.01% monthly rate) for Policy Years 11+. For a Policy issued without the Surrender of Policy Endorsement that was issued in CA, NY, and TX with a Policy Anniversary before March 1st, prior to your 2021 Policy Anniversary, your current charge is 0.00% (0.00% monthly rate) for Policy Years 1-10 and 0.00% (0.00% monthly rate) for Policy Years 11+. On or after your Policy Anniversary in 2021 your current charge is 0.22% annually (0.01833%) of Invested Assets for Policy Years 1-10 and 0.12% annually (0.01% monthly rate) of Invested Assets for Policy Years +11.

Comment:

13.In the same footnote, please indicate whether the reference to "Attained Age 100" applies to circumstances where the policy is issued with or without the Surrender of Policy Endorsement.

Response:

Please note the reference to "Attained Age 100" in this footnote was in reference to the "Policy Debt Expense Charge" and was therefore made in error in footnote #6 and is hereby deleted. See Responses to Comment #12 above and Comment #14 below.

Comment:

14.In footnote #12 to the Periodic Charges table with respect to the Policy Debt Expense Charge, please disclose what the charges would be if the policy was issued without the Surrender of Policy Endorsement.

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Response:

In response, the Registrant has revised the footnote in its entirety to read:

This charge is in addition to the interest charged on any Policy Loan and is deducted from Invested Assets. The current Policy Debt Expense Charge may be lower if the Policy was issued without the Surrender of Policy Endorsement (see below). The vast majority of Policies were issued with the Surrender of Policy Endorsement. When the insured is at or above Attained Age 100, the current Policy Debt Expense Charge is 0.00% whether or not your Policy was issued with the Surrender of Policy Endorsement.

For Policies issued without the Surrender of Policy Endorsement with a Policy Date that is prior to 1/1/2016, that were issued in a state other than CA, NY, and TX or were issued in CA, NY, and TX with a Policy Anniversary on or after March 1st, prior to your 2020 Policy Anniversary, your current charge is 0.39% annually (0.0325% monthly rate) of Policy Debt for Policy Years 1-10 and 0.29% annually (0.0241% monthly rate) of Policy Debt For Policy Years 11+. On or after your Policy Anniversary in 2020 your current charge is 0.44% annually (0.03667% monthly rate) of Policy Debt for Policy Years 1-10 and 0.34% annually (0.02833% monthly rate) of Policy Debt for Policy Years 11+. For a Policy issued without the Surrender of Policy Endorsement with a Policy Date that is prior to 1/1/2016, that was issued in CA, NY, and TX with a Policy Anniversary before March 1st, prior to your 2021 Policy Anniversary, your current charge is 0.39% annually (0.0325% monthly rate) of Policy Debt for Policy Years 1-10 and 0.29% annually (0.0241% monthly rate) of Policy Debt For Policy Years 11+. On or after your Policy Anniversary in 2021 your current charge is 0.44% annually (0.03667% monthly rate) of Policy Debt for Policy Years 1-10 and 0.34% annually (0.02833% monthly rate) of Policy Debt for Policy Years 11+.

For Policies issued without the Surrender of Policy Endorsement with a Policy Date that is on or after 1/1/2016, that were issued in a state other than CA, NY, and TX or were issued in CA, NY, and TX with a policy anniversary on or after March 1st, prior to your 2020 Policy Anniversary, your current charge is 0.64% annually (0.05333% monthly) of Policy Debt for Policy Years 1-10, 0.54% annually (0.045% monthly rate) of Policy Debt for Policy Years 11-20, and 0.14% annually (0.01167% monthly rate) of Policy Debt for Policy Years 21+. On or after your Policy Anniversary in 2020 your current charge is 0.69% annually (0.0575% monthly) of Policy Debt for Policy Years 1-10, 0.59% annually (0.04917% monthly rate) of Policy Debt for Policy Years 11-20, and 0.19% annually (0.01583% monthly rate) of Policy Debt for Policy Years 21+. For a Policy issued without the Surrender of Policy Endorsement with a Policy Date that is on or after 1/1/2016, that was issued in CA, NY, and TX with a Policy Anniversary before March 1st, prior to your 2021 Policy Anniversary, your current charge is 0.64% annually (0.05333% monthly) of Policy Debt for Policy Years 1-10, 0.54% annually (0.045%

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monthly rate) of Policy Debt for Policy Years 11-20, and 0.14% annually (0.01167% monthly rate) of Policy Debt for Policy Years 21+. On or after your Policy Anniversary in 2021 your current charge is 0.69% annually (0.0575% monthly) of Policy Debt for Policy Years 1-10, 0.59% annually (0.04917% monthly rate) of Policy Debt for Policy Years 11-20, and 0.19% annually (0.01583% monthly rate) of Policy Debt for Policy Years 21+.

VARIABLE EXECUTIVE LIFE

FEE TABLES

Comment

15.In footnote #6 to the Periodic Charges table, please disclose what the charges would be if the policy was issued with the Cash Value Amendment.

Response:

In response, the Registrant has revised the footnote in its entirety to read:

The current Monthly Mortality and Expense Risk Charge may be lower if the Policy was issued without the Cash Value Amendment. The vast majority of Policies were issued with the Cash Value Amendment. For Policies issued without the Cash Value Amendment that were issued in a state other than CA, NY, and TX or were issued in CA, NY, and TX with a Policy Anniversary after March 1st, your current Monthly Mortality and Expense Risk Charge, prior to your 2020 Policy Anniversary, is 0.42% (0.035% monthly rate) for Policy Years 1-10 and 0.0% (0.0000% monthly rate) for Policy Years 11+. On or after your 2020 Policy Anniversary, your current charge is 0.62% (0.05167% monthly rate) for Policy Years 1-10 and 0.17% (0.01417% monthly rate) for Policy Years 11+. For Policies issued in CA, NY, and TX, without the Cash Value Amendment with a Policy Anniversary before March 1st, prior to your 2021 Policy Anniversary your current Monthly Mortality and Expense Risk Charge is 0.42% (0.035% monthly rate) for Policy Years 1-10 and 0.0% (0.0000% monthly rate) for Policy Years 11+. On or after your 2021 Policy Anniversary, your current charge is 0.62% (0.05167% monthly rate) for Policy Years 1-10 and 0.17% (0.01417% monthly rate) for Policy Years 11+.

Comment:

16.In footnote #7, please indicate whether the reference to "Attained Age 100" applies to circumstances where the policy is issued with or without the Cash Value Amendment.

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Response:

Please note that there is no difference in charges between Policies issued with and without the Cash Value Amendment and therefore current disclosure is accurate for all Policies.

* * *

We believe that the Amendments are complete and respond to all SEC Staff comments and greatly appreciate the Staff's efforts in assisting the Accounts with this filing. Please call the undersigned with any questions or comments about this filing or if I can do anything to assist you in completing your review.

Very truly yours,

/s/ Chad E. Fickett

Chad E. Fickett

Assistant General Counsel

and Assistant Secretary

Enclosures